UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2026

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Cybersecurity Incident at Shinhan Bank

Shinhan Bank, a major subsidiary of Shinhan Financial Group (the “Company”), recently identified that an external party had accessed certain services and had obtained customer information.

Upon becoming aware of the incident, Shinhan Bank promptly initiated a review of the relevant systems and implemented the security measures deemed necessary. Shinhan Bank is also conducting a joint investigation with the relevant authorities and external cybersecurity experts into the cause and circumstances of the incident, as well as the scope and potential impact of the unauthorized access.

At this time, Shinhan Bank is not in a position to reasonably quantify the specific impact of the incident, if any, on its financial condition, results of operations or business activities, and continues to assess its potential impact.

Shinhan Bank is comprehensively reviewing its information security framework and implementing necessary measures to prevent further unauthorized access and mitigate any potential harm resulting from the incident. In addition, Shinhan Bank intends to implement practical measures to prevent the recurrence of similar incidents, enhance its security policies, and strengthen cybersecurity training for all employees.

This report is intended to provide investors with information regarding the facts currently known to the Company. If matters that may be deemed material to investors' investment decisions are identified in connection with the incident, the Company will take appropriate actions, including any necessary disclosure, in accordance with applicable laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: October 1, 2026	By:	/s/ JANG Jeong Hoon

Name: JANG Jeong Hoon
Title: Chief Financial Officer